Exhibit 99.2

Financial Report for the Three Months and Nine Months Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine month periods ended September 30, 2014 and September 30, 2013. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period prior to the formation of GasLog Partners LP refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. which were contributed by GasLog Ltd. (“GasLog”) to the Partnership at the initial public offering (the “IPO”). When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP and its subsidiaries, including GAS-sixteen Ltd. and GAS-seventeen Ltd., which were acquired from GasLog on September 29, 2014. You should read this section in conjunction with our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Registration Statement on Form F-1 for the Partnership’s follow-on public offering which was declared effective by the United States Securities Exchange Commission on September 23, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Cash Distribution

On October 29, 2014, the board of directors of GasLog Partners declared a quarterly cash distribution, with respect to the quarter ended September 30, 2014, of $0.375 per unit. The cash distribution is payable on November 14, 2014, to all unitholders of record as of November 10, 2014. The aggregate amount of the declared distribution will be $9.24 million.

Following the the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth discussed below, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between $0.05625 and $0.06250, an increase of approximately 15% above the existing minimum quarterly distribution and an annualized increase of between $0.225 and $0.250 per unit. When combined with the existing minimum quarterly cash distribution of $0.375, this proposed increase results in a cash distribution of between $0.43125 and $0.43750 per quarter. Any such increase would be conditional upon, amongst other things, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Recent Developments

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from the offering after deducting underwriting discounts and other offering expenses were approximately $133.1 million. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog Ltd. to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were approximately $2.85 million.

The Partnership used the total proceeds of approximately $135.95 million from the aforementioned public offering to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that each own one 145,000 cbm LNG carrier, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million and to prepay $25.0 million of debt in October 2014. As a consideration for this acquisition, the Partnership paid GasLog $118.2 million representing the difference between the $328.0 million aggregate purchase price and the $217.0 million of outstanding indebtedness of the acquired entities plus an adjustment of $7.20 million in order to maintain the agreed working capital position in the acquired entities of $2.0 million at the time of acquisition.

As of September 30, 2014, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of five LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of five LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology and two steam-powered vessels that operate under long-term charters with a subsidiary of BG Group plc (“BG Group”). We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners. We intend to operate our vessels under long-term charters with predictable cash flows and to grow our position in the LNG market through further acquisitions of LNG carriers from GasLog and third parties. We believe we can grow our distributions per unit organically by providing reliable customer service to our charterers and leveraging GasLog’s relationships, expertise and reputation. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow the amount of our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Fleet

The Partnership’s fleet consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	January 2018	2021–2026 (2)
GasLog Santiago	2013	155,000	BG Group	March 2018	2021–2026 (2)
GasLog Sydney	2013	155,000	BG Group	May 2019	2022–2027 (2)
Methane Rita Andrea	2006	145,000	BG Group	April 2020	2023–2025 (3)
Methane Jane Elizabeth	2006	145,000	BG Group	October 2019	2022–2024 (3)

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years, and each charter requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Option Vessels

We have the option to purchase the following 10 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle and the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria that GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014), in each case at fair market value as determined pursuant to the omnibus agreement.

		Cargo
	Year	Capacity		Charter
LNG Carrier	Built (1)	(cbm)	Charterer(2)	Expiration(3)
GasLog Seattle	2013	155,000	Shell	December 2020
Solaris	2014	155,000	Shell	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	2026
Hull No. 2073	Q2 2016	174,000	BG Group	2026
Hull No. 2102	Q3 2016	174,000	BG Group	2023
Hull No. 2103	Q4 2016	174,000	BG Group	2023
Methane Lydon Volney.	2006	145,000	BG Group	October 2020
Methane Shirley Elisabeth	2007	145,000	BG Group	June 2020
Methane Heather Sally	2007	145,000	BG Group	December 2020
Methane Alison Victoria	2007	145,000	BG Group	December 2019

(1)	For newbuildings expected delivery quarters are presented.

(2)	Vessels are chartered to Methane Services Limited, a subsidiary of BG Group or a subsidiary of Royal Dutch Shell plc (“Shell”), as applicable.

(3)	Indicates the expiration of the initial term.
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Results of Operations

The results presented herein derive from the unaudited condensed combined and consolidated financial statements of the Partnership that for the periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. as they were under the common control of GasLog and retrospectively adjusted to reflect the accounts of GAS-sixteen Ltd. and GAS-seventeen Ltd. since their incorporation in January 2014.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with BG Group in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with BG Group upon their acquisition by GasLog on April 10, 2014.

Three month period ended September 30, 2014 compared to the three month period ended September 30, 2013

	Three month period ended September 30,
	2013	2014	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	21,204	33,302	12,098
Vessel operating costs	(4,121)	(6,710)	(2,589)
Depreciation	(4,060)	(6,964)	(2,904)
General and administrative expenses	(436)	(1,964)	(1,528)
Profit from operations	12,587	17,664	5,077
Financial costs	(4,044)	(4,393)	(349)
Financial income	10	12	2
(Loss)/gain on interest rate swaps	(1,442)	343	1,785
Profit for the period	7,111	13,626	6,515

During the three month period ended September 30, 2014, we had 5 vessels operating in our owned fleet having 460 operating days while during the three month period ended September 30, 2013, we had 3 vessels operating in our owned fleet having 276 operating days.

Revenues: Revenues increased by $12.10 million or 57.08% from $21.20 million for the three month period ended September 30, 2013, to $33.30 million for the same period in 2014. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014 and the commencement of their charter party agreement.

Vessel Operating Costs: Vessel operating costs increased by $2.59 million or 62.86% from $4.12 million for the three month period ended September 30, 2013, to $6.71 million for the same period in 2014. The increase was mainly attributable to the increased operating days in the three month period ended September 30, 2014.

Depreciation: Depreciation increased by $2.90 million or 71.43% from $4.06 million for the three month period ended September 30, 2013, to $6.96 million for the same period in 2014. The increase is mainly attributable to the depreciation charges of the Methane Rita Andrea and the Methane Jane Elizabeth.

General and Administrative Expenses: General and administrative expenses increased by $1.52 million or 345.45%, from $0.44 million for the three month period ended September 30, 2013, to $1.96 million for the same period in 2014. The increase is mainly attributable to board of directors’ fees of $0.21 million, the increase in administrative fees of $0.45 million deriving from the administrative services agreement with GasLog that became effective after the completion of the IPO, a $0.58 million increase in legal and professional fees related to the requirements of being a public company, a $0.21 million increase in managers liability insurance and an increase of $0.07 million in all other expenses.

Financial Costs: Financial costs increased by $0.35 million or 8.66%, from $4.04 million for the three month period ended September 30, 2013, to $4.39 million for the same period in 2014. The increase is mainly attributable to increased interest expenses due to increased debt during the third quarter of 2014. During the three month period ended September 30, 2014, we had an average of $516.67 million of outstanding indebtedness, having an aggregate weighted average interest rate of 2.82%, compared to an average of $404.82 million of outstanding indebtedness with a weighted average interest rate of 3.36% during the three month period ended September 30, 2013.

Gain/(Loss) on Interest Rate Swaps: Gain on interest rate swaps increased by $1.78 million or 123.61%, from a $1.44 million loss for the three month period ended September 30, 2013, to a $0.34 million gain for the same period in 2014. The increase in gain is mainly attributable to a $2.21 million increase in gain from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, mainly resulting from the decrease in the three-month U.S. Dollar Libor, mitigated by an increase of $0.25 million in loss that was recycled from equity to the profit or loss statement, and an

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increase of $0.18 million in realized loss on interest rate swaps held for trading related to the interest rate swaps for which hedge accounting was discontinued. As of September 30, 2014, our interest rate swaps were all classified as held for trading comparing to September 30, 2013 when two of our interest rate swaps were classified as held for trading and two of our interest rate swaps were classified as cash flow hedging instruments.

Profit for the Period: Profit for the period increased by $6.52 million or 91.70% from $7.11 million for the three month period ended September 30, 2013, to $13.63 million for the same period in 2014, as a result of the aforementioned factors.

Nine month period ended September 30, 2014 compared to the nine months period ended September 30, 2013

	Nine month period ended September 30,
	2013	2014	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	42,939	85,738	42,799
Vessel operating costs	(9,103)	(16,833)	(7,730)
Depreciation	(8,189)	(17,527)	(9,338)
General and administrative expenses	(1.097)	(3,854)	(2,757)
Profit from operations	24,550	47,524	22,974
Financial costs	(8,160)	(16,250)	(8,090)
Financial income	26	22	(4)
Gain/(loss) on interest rate swaps	1,304	(3,273)	(4,577)
Profit for the period	17,720	28,023	10,303

During the nine month period ended September 30, 2014, we had an average of 4.3 vessels operating in our owned fleet having 1,167 operating days while during the nine month period ended September 30, 2013, we had an average of 2.1 vessels operating in our owned fleet having 560 operating days.

Revenues: Revenues increased by $42.80 million or 99.67% from $42.94 million for the nine month period ended September 30, 2013, to $85.74 million for the same period in 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and Methane Jane Elizabeth on January 28, 2013, March 25, 2013, May 30, 2013 and April 10, 2014, respectively, and the commencement of their charter party agreements.

Vessel Operating Costs: Vessel operating costs increased by $7.73 million or 84.95% from $9.10 million for the nine month period ended September 30, 2013, to $16.83 million for the same period in 2014. The increase was mainly attributable to the increased operating days in the nine month period ended September 30, 2014.

Depreciation: Depreciation increased by $9.34 million or 114.04% from $8.19 million for the nine month period ended September 30, 2013, to $17.53 million for the same period in 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in various days during the first nine months of 2013 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to September 30, 2013, compared to the first nine months of 2014 where the vessels were in operation for the whole period in addition to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth in April 2014.

General and Administrative Expenses: General and administrative expenses increased by $2.75 million or 250.0%, from $1.10 million for the nine month period ended September 30, 2013, to $3.85 million for the same period in 2014. The increase is mainly attributable to board of directors’ fees of $0.42 million, the increase in commercial and administrative fees of $1.19 million deriving from the amended commercial management agreements and new administrative services agreement with GasLog that became effective after the completion of the IPO, a $0.77 million increase in legal and professional fees related to the requirements of being a public company, a $0.21 million increase in managers liability insurance and an increase of $0.16 million in all other expenses.

Financial Costs: Financial costs increased by $8.09 million or 99.14%, from $8.16 million for the nine month period ended September 30, 2013, to $16.25 million for the same period in 2014. The increase is mainly attributable to the $3.26 million write-off of the unamortized loan fees of the prepaid debt and an increase of $4.07 million in interest expense deriving from higher weighted average outstanding debt. During the nine month period ended September 30, 2014, we had an average of $482.95 million of outstanding indebtedness, having an aggregate weighted average interest rate of 3.02%, compared to an average of $287.46 million of outstanding indebtedness with a weighted average interest rate of 3.20% during the nine month period ended September 30, 2013.

Gain/(Loss) on Interest Rate Swaps: Loss on interest rate swaps, increased by $4.57 million or 351.54%, from a $1.30 million gain for the nine month period ended September 30, 2013, to a $3.27 million loss for the same period in 2014. The increase in loss is mainly attributable to a $2.05 million decrease in gain from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, mainly resulting from the decrease in the three-month U.S. Dollar Libor, an increase of $1.86 million in loss that was recycled from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued mainly because the debt was repaid, and an increase of $0.66 million in realized loss from interest rate swaps held for trading. As of September 30, 2014, our interest rate swaps were all classified as held for trading comparing to September 30, 2013 when two of our interest rate swaps were classified as held for trading and two of our interest rate swaps were classified as cash flow hedging instruments.

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Profit for the Period: Profit for the period increased by $10.3 million or 58.13% from $17.72 million for the nine month period ended September 30, 2013, to $28.02 million for the same period in 2014, as a result of the aforementioned factors.

Customers

We currently derive all of our revenues from one customer, BG Group.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels and maintenance capital expenditures during drydockings), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Upon consummation of the IPO, we entered into a $30.0 million revolving credit facility with GasLog (the “Sponsor Credit Facility”). In addition, on August 5, 2014, we entered into a commitment letter and a coordination letter with Citibank N.A. for a credit facility for up to $450.0 million (the “New Credit Facility”) to refinance the existing debt facilities including the Dropdown Facility. We believe our current resources, including the Sponsor Credit Facility and the aforementioned refinancing are sufficient to meet our working capital requirements for our current business. Generally, our sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we expect to distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and other capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. We have not made use of derivative instruments other than for interest rate risk management purposes, and we expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

As of September 30, 2014, we had $70.93 million of cash and cash equivalents, of which $1.95 million was held in a retention account in connection with the next installment and interest payment due under the credit facility of GAS-three Ltd. and $44.83 million was held in time deposits. Moreover, as of September 30, 2014, we had $8.82 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2014, we had an aggregate of $513.66 million of indebtedness outstanding under four credit agreements, of which $44.10 million is repayable within one year.

The Partnership has hedged 42.18% of its floating interest rate exposure at a weighted average interest rate of approximately 4.14% (including margin) until January 2018.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of September 30, 2014, our total current assets exceeded total current liabilities by $16.59 million.

Cash Flows

Nine month period ended September 30, 2014 compared to the nine month period ended September 30, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Nine months ended September 30,
	2013	2014

	(in thousands of U.S. dollars)
Net cash from operating activities	27,450	30,407
Net cash used in investing activities	(452,770)	(320,403)
Net cash from financing activities	442,553	346,526
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Net Cash from Operating Activities:

Net cash from operating activities increased by $2.96 million or 10.78%, from $27.45 million in the nine month period ended September 30, 2013, to $30.41 million in the nine month period ended September 30, 2014. The increase of $2.96 million is mainly attributable to an increase of $37.17 million in revenue collections partially offset by an increase of $28.71 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $4.86 million in cash paid for interest (including the payment of $2.01 million for the swap termination and reduction of the GasLog Sydney facility) and an increase of $0.65 million in realized losses for interest rate swaps held for trading.

Net Cash Used in Investing Activities:

Net cash used in investing activities decreased by $132.37 million or 29.24%, from $452.77 million in the nine month period ended September 30, 2013, to $320.4 million in the nine month period ended September 30, 2014. The decrease of $132.37 million is mainly attributable to a decrease of $139.69 million in payments for vessels. This decrease is partially offset by a net outflow of $7.32 million from short-term investments.

Net Cash from Financing Activities:

Net cash from financing activities decreased by $96.02 million or 21.70%, from $442.55 million in the nine month period ended September 30, 2013, to $346.53 million in the nine month period ended September 30, 2014. The decrease of $96.02 million is mainly attributable to the decrease of $194.00 million in the amounts drawn from loan facilities, the increase of $87.99 million in bank loan repayments and payments of loan issuance costs, the cash remittance of $183.89 million to GasLog in exchange for its contribution of net assets and the dividend of $4.13 million distributed in third quarter of 2014. The decrease was partially offset by the net IPO and equity raising proceeds of $322.76 million and a net increase of $51.23 in capital contributions and advances received from shareholders.

Contracted Chartered Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of September 30, 2014.

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years
	2014	2015	2016	2017	2018	2019-2020	Total
	(in millions of U.S. dollars, except days and percentages)

Contracted time charter revenues (1)(2)(3)(4)	$33.08	$131.85	$128.88	$133.09	$83.11	$61.08	$571.09
Total contracted days(1)	460	1,825	1,770	1,825	1,177	898	7,955
Total available days(5)	460	1,825	1,770	1,825	1,735	3,655	11,270
Total unfixed days(6)	0	0	0	0	558	2,757	3,315
Percentage of total contracted days/total available days	100.0%	100.0%	100.0%	100.0%	67.84%	24.57%	70.59%

(1)	Reflects time charter revenues and contracted days for the five LNG carriers in our fleet.
(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.
(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of September 30, 2014 for the five LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter

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revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Registration Statement on Form F-1 for the Partnership’s follow-on public offering which was declared effective by the United States Securities Exchange Commission on September 23, 2014. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

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GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

F-1

GasLog Partners LP

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2013 and September 30, 2014

(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2013	September 30, 2014
Assets
Non-current assets
Derivative financial instruments	8	799,926	1,231,582
Other non-current assets		1,242,720	1,840,502
Vessels	4	562,530,808	858,397,500
Total non-current assets		564,573,454	861,469,584
Current assets
Trade and other receivables		153,967	873,679
Inventories		730,209	1,127,834
Due from related parties	3	18,151	—
Prepayments and other current assets		390,526	1,106,803
Short-term investments		1,500,000	8,822,154
Cash and cash equivalents		14,403,785	70,934,311
Total current assets		17,196,638	82,864,781
Total assets		581,770,092	944,334,365
Owners/partners’ equity and liabilities
Owners/partners’ equity
Owners’ capital		156,168,950	—
Common unitholders (14,322,358 units issued and outstanding as at September 30, 2014)	10	—	326,221,790
Subordinated unitholders (9,822,358 units issued and outstanding as at September 30, 2014)	10	—	80,771,334
General partner (492,750 units issued and outstanding as at September 30, 2014)	10	—	6,184,286
Total owners/partners’ equity		156,168,950	413,177,410
Current liabilities
Trade accounts payable		704,793	1,373,994
Amounts due to related parties	3	24,674,117	3,771,831
Derivative financial instruments	8	4,233,398	2,556,413
Other payables and accruals	6	9,371,625	15,861,159
Loans – current portion	5	22,074,786	42,710,469
Total current liabilities		61,058,719	66,273,866
Non-current liabilities
Derivative financial instruments	8	625,425	—
Loans – non-current portion	5	363,916,998	464,883,089
Total non-current liabilities		364,542,423	464,883,089
Total owners/partners’ equity and liabilities		581,770,092	944,334,365

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed combined and consolidated statements of profit or loss

For the three and nine months ended September 30, 2013 and 2014

(All amounts expressed in U.S. Dollars except unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Revenues		21,204,015	33,302,013	42,938,573	85,738,354
Vessel operating costs		(4,120,778)	(6,709,761)	(9,103,300)	(16,833,178)
Depreciation	4	(4,059,790)	(6,963,797)	(8,188,549)	(17,526,981)
General and administrative expenses	7	(435,713)	(1,963,883)	(1,097,227)	(3,854,038)
Profit from operations		12,587,734	17,664,572	24,549,497	47,524,157
Financial costs	9	(4,044,297)	(4,393,517)	(8,160,244)	(16,250,455)
Financial income		10,302	12,072	25,982	21,913
(Loss)/gain on interest rate swaps	9	(1,441,964)	342,816	1,304,749	(3,273,022)
Total other expenses, net		(5,475,959)	(4,038,629)	(6,829,513)	(19,501,564)
Profit for the period		7,111,775	13,625,943	17,719,984	28,022,593

Earnings per unit attributable to the Partnership, basic and diluted:	11
Common unit		—	0.56	—	0.77
Subordinated unit		—	0.39	—	0.56
General partner unit		—	0.48	—	0.67

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed combined and consolidated statements of comprehensive income

For the three and nine months ended September 30, 2013 and 2014

(All amounts expressed in U.S. Dollars, except unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014

Profit for the period		7,111,775	13,625,943	17,719,984	28,022,593
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	8	(401,066)	—	3,140,559	(309,593)
Recycled loss of cash flow hedges reclassified to profit or loss	9	195,910	440,680	459,054	2,320,723
Other comprehensive (loss)/income for the period		(205,156)	440,680	3,599,613	2,011,130
Total comprehensive income for the period		6,906,619	14,066,623	21,319,597	30,033,723

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed combined and consolidated statements of changes in owners/partners’ equity

For the nine months ended September 30, 2013 and 2014

(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2013								106,628,923	106,628,923
Capital contributions	—	—	—	—	—	—	—	28,062,945	28,062,945
Capital contributions-contributed services	—	—	—	—	—	—	—	627,000	627,000
Profit for the period	—	—	—	—	—	—	—	17,719,984	17,719,984
Other comprehensive income for the period	—	—	—	—	—	—	—	3,599,613	3,599,613
Total comprehensive income for the period	—	—	—	—	—	—	—	21,319,597	21,319,597
Balance at September 30, 2013	—	—	—	—	—	—	—	156,638,465	156,638,465

Balance at January 1, 2014	—	—	—	—	—	—	—	156,168,950	156,168,950
Capital contribution	—	—	—	—	—	—	—	93,025,000	93,025,000
Profit attributable to GasLog’s operations (see note 11)	—	—	—	—	—	—	—	14,624,569	14,624,569
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	16,065,159	16,065,159
Net assets contributed by GasLog Ltd. in exchange for general partner, common, subordinated units and cash	400,913	3,786,024	162,358	1,530,103	9,822,358	92,767,390	98,083,517	(163,779,039)	(65,695,522)
Net proceeds from public offering and issuance of general partner units (see note 10)	91,837	2,846,947	14,160,000	319,130,150	—	—	321,977,097	—	321,977,097
Cash remittance to GasLog in exchange for net assets contribution to the Partnership (see Note 4)	—	—	—	—	—	—	—	(118,201,636)	(118,201,636)
Difference between net book values of acquired subsidiaries and consideration paid	—	(645,452)	—	(260,856)	—	(15,815,258)	(16,721,566)	16,721,566	—
Dividend declared and paid to unitholders	—	(82,604)	—	(2,023,799)	—	(2,023,799)	(4,130,202)	—	(4,130,202)
Partnership’s profit (see note 11)	—	267,961	—	7,590,014	—	5,540,049	13,398,024	—	13,398,024
Partnership’s other comprehensive income	—	11,410	—	256,178	—	302,952	570,540	—	570,540
Partnership’s total comprehensive income	—	279,371	—	7,846,192	—	5,843,001	13,968,564	—	13,968,564
Balance at September 30, 2014	492,750	6,184,286	14,322,358	326,221,790	9,822,358	80,771,334	413,177,410	—	413,177,410

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-5

GasLog Partners LP

Unaudited condensed combined and consolidated statements of cash flows

For the nine months ended September 30, 2013 and 2014

(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2013	September 30, 2014
Cash flows from operating activities:
Profit for the period	17,719,984	28,022,593
Adjustments for:
Depreciation	8,188,549	17,526,981
Financial costs	8,160,244	16,250,455
Financial income	(25,982)	(21,913)
Unrealized gain on interest rate swaps held for trading including ineffective portion of cash flow hedges	(3,091,974)	(1,029,988)
Recycled loss of cash flow hedges reclassified to profit or loss	459,054	2,320,723
Non-cash contributed services	627,000	—
	32,036,875	63,068,851
Movements in working capital	1,199,465	(22,019,736)
Cash provided by operations	33,236,340	41,049,115
Interest paid	(5,785,977)	(10,641,923)
Net cash from operating activities	27,450,363	30,407,192
Cash flows from investing activities:
Payments for vessels	(452,791,594)	(313,100,000)
Financial income received	21,876	19,555
Purchase of short-term investments	—	(11,824,481)
Maturity of short-term investments	—	4,502,327
Net cash used in investing activities	(452,769,718)	(320,402,599)
Cash flows from financing activities:
Bank loan drawdown	411,000,000	217,000,000
Bank loan repayments	(10,057,629)	(98,232,618)
Payment of loan issuance costs	(181,101)	—
Cash remittance to GasLog in exchange for contribution of net assets	—	(183,897,158)
Net proceeds from public offering and issuance of general partner units	—	322,761,911
Dividends paid	—	(4,130,202)
Increase in amounts due to shareholders	13,728,649	—
Capital contributions received	28,062,945	93,024,000
Net cash from financing activities	442,552,864	346,525,933
Increase in cash and cash equivalents	17,233,509	56,530,526
Cash and cash equivalents, beginning of the period	2,299	14,403,785
Cash and cash equivalents, end of the period	17,235,808	70,934,311

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-6

GasLog Partners LP

Notes to the unaudited condensed combined and consolidated financial statements
For the nine months ended September 30, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly-owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

In connection with IPO on May 12, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own GasLog Shanghai, GasLog Santiago and GasLog Sydney (the “Initial Fleet”), respectively, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% limited partner interest and all of the incentive distribution rights (“IDRs”); (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly-owned subsidiary of GasLog, representing a 2.0% general partner interest and; (iii) $65,695,522 of cash consideration paid directly to GasLog from the IPO proceeds.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,100,000. In connection with offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2,846,947. The total proceeds of $ 135,946,947 were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000,000.

The acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd was accounted for as reorganization of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-sixteen Ltd. and GAS-seventeen Ltd. from their date of incorporation by GasLog. The carrying amount of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the ship-owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all periods are referred to as the unaudited condensed combined and consolidated financial statements.

As of September 30, 2014, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly-owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of September 30, 2014, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these

F-7

unaudited condensed combined and consolidated financial statements should be read in conjunction with the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2013, included in the Partnership’s Registration Statement on Form F-1 for the Partnership’s follow-on public offering which was declared effective by the United States Securities Exchange Commission on September 23, 2014.

The accompanying unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and the Subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated on consolidation.

The unaudited condensed combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. The same accounting policies and methods of computation have been followed in these condensed, combined and consolidated financial statements as were applied in the preparation of the Partnership’s combined and consolidated financial statements for the year ended December 31, 2013, as included in the Registration Statement. On October 29, 2014, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2013. In addition to those matters, in the nine months ended September 30, 2014 management had to exercise judgment in determining the appropriate classification of the various partnership interests as presented below.

The unaudited condensed combined and consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Classification of the Partnership interests

The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Adoption of new and revised IFRS

(a) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively decided to set January 1, 2018 as the effective date for the mandatory application of the standard. Management will evaluate the impact of this standard on the Partnership’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide a reasonable estimate of that effect.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

F-8

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards , IFRS 3 Business Combinations , IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Partnership’s financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management anticipates that this standard will not have a material impact on the Partnership’s financial statements.

In September 2014, the IASB issued the Annual Improvements to IFRSs-2012-2014 Cycle, which includes changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures, IAS 9 Accounting for Research and Development Activities and IAS 34 Interim Financial Reporting. These amendments are effective for annual periods beginning on or after July 1, 2016. Management anticipates that these amendments will not have any impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement will be provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog will receive a service fee of $588,000 per vessel per year in connection with providing services under this agreement. Total administrative fees for the three and nine months ended September 30, 2014 amounted to $447,532 and $682,732, respectively (Note 7).

Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd., and on March 31, 2011, GAS-five Ltd., entered into ship management agreements (“Pre-IPO Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Pre-IPO Ship Management Agreements provided for the following:

•   Management Fees – A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•   Superintendent Fees – A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•   Share of General Expenses – A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

•   Annual Incentive Bonus – Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”).

The total fees charged as per the Pre-IPO Ship Management Agreements and the Ship Management Agreements for the three and nine months ended September 30, 2014 amounted to $690,000 and $1,553,734, respectively (for the three and nine months ended September 30, 2013, $270,000 and $553,000, respectively).

F-9

Commercial Management Agreements

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Pre-IPO Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Pre-IPO Commercial Management Agreements, GasLog provided commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts. The fair value of the services for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid have been recorded as Capital contributions-contributed services and included in general and administrative expenses.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with the GasLog upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

The total fees charged as per the Pre-IPO Commercial Management Agreements and the Commercial Management Agreements for the three and nine months ended September 30, 2014 amounted to $450,000 and $1,346,500, respectively (for the three and nine months ended September 30, 2013, $417,000 and $838,500, respectively).

Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. As of September 30, 2014, the Partnership had exercised the option to acquire the Methane Rita Andrea and the Methane Jane Elizabeth.

Revolving Credit Facility with GasLog

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of September 30, 2014 the total available amount under the revolving credit facility remained undrawn.

The Partnership had the following balances with related parties which have been included in the condensed combined and consolidated statements of financial position:

Amounts due from related parties

	December 31, 2013	September 30, 2014
Due from GasLog	18,151	—
Total	18,151	—

Amount due to related parties
	December 31, 2013	September 30, 2014
Due to GasLog LNG Services Ltd. (a)	3,918,098	2,050,190
Due to GasLog (b)	—	1,721,641
Due to GasLog Carriers Ltd. (c)	20,756,019	—
Total	24,674,117	3,771,831

(a)	The balance of $2,050,190 represents payments made by the Manager to cover operating expenses of the Partnership of $2,006,522 (December 31, 2013:$3,790,231) as well as amounts owed for management services of $43,668 (December 31, 2013:$127,867).

(b)	The balance of $1,721,641 represents outstanding commercial management and administrative fees as well as payments of made by GasLog on behalf of the Partnership and remain outstanding as of September 30, 2014.

(c)	The 2013 balance of $20,756,019 represents amounts paid by GasLog Carriers Ltd., prior to the IPO, to provide the Partnership with funding to cover expenses during the construction period.
F-10

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2014	574,768,543
Additions	313,393,673
At September 30, 2014	888,162,216

Accumulated depreciation
At January 1, 2014	12,237,735
Depreciation expense	17,526,981
At September 30, 2014	29,764,716

Net book value
At December 31, 2013	562,530,808
At September 30, 2014	858,397,500

Vessels with an aggregate carrying amount of $858,397,500 as of September 30, 2014 (December 31, 2013: $562,530,808) have been pledged as collateral under the terms of the loan agreements.

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $468,000,000 (from which $465,000,000 was paid at closing of these deliveries while the payment of the remaining $3,000,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited (“MSL”) for an average six year initial terms. The time charters back to MSL for the vessels are staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for two of the ships for a period of either three or five years. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney. GasLog supervised the construction of all three vessels for BG Group and has provided technical management for the ships since delivery.

Upon completion of the public offering in September (Note 1), the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively for an aggregate purchase price of $328,000,000. As consideration for this acquisition, the Partnership paid GasLog $118,202,636, representing the difference between the $328,000,000 aggregate purchase price and the $217,000,000 of outstanding indebtedness of the acquired entities (Note 5) plus an adjustment of $7,201,636 in order to maintain the agreed working capital position in the acquired entities of $2,000,000 at the time of acquisition.

The additions of the Methane Rita Andrea and the Methane Jane Elizabeth are presented at the cost acquired from BG Group as disclosed above. The acquisition of the aforementioned vessels by GasLog was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost.

5. Bank Loans

	December 31, 2013	September 30, 2014
Amounts due within one year	24,188,723	44,103,575
Less: unamortized deferred loan issuance costs	(2,113,937)	(1,393,106)
Loans – current portion	22,074,786	42,710,469
Amounts due after one year	370,706,468	469,558,998
Less: unamortized deferred loan issuance costs	(6,789,470)	(4,675,909)
Loans – non-current portion	363,916,998	464,883,089
Total	385,991,784	507,593,558

The main terms of the Partnership’s loan facilities have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2013. Refer to Note 9 “Bank Loans”. During the nine months ended September 30, 2014, repayments related to the loan facilities of $98,232,618 (nine months ended September 30, 2013: $10,057,629) were made in accordance with repayment terms and the following new agreements or amendments were concluded:

In connection with Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary

F-11

GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,633,649 of the new GAS-five Ltd. facility with proceeds of the initial public offering.

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 4), GasLog signed a loan agreement of $325,500,000 with Citibank, N.A. London Branch (“Citibank”) acting as security agent and trustee for and on behalf of the other finance parties (the “Citibank Facility”). The loan has a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, the Partnership and GasLog Partners Holdings LLC executed a supplemental deed that, among other things, permitted the Partnership to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and added the Partnership and GasLog Partners Holdings LLC as guarantors. The debt assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. was $217,000,000.

On August 5, 2014, the Partnership entered into a commitment letter and a coordination letter with Citibank N.A. for a credit facility for up to $450,000,000 (the “New Credit Facility”) to refinance the existing debt facilities. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5,625,000 each and a balloon payment of $337,500,000 together with the final quarterly payment.

The carrying amount of the Partnership’s bank debt recognized in the unaudited condensed combined and consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

6. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2013	September 30, 2014
Accrued legal and professional fees	43,925	1,128,164
Unearned revenue	7,071,341	8,796,618
Other payables and accruals	294,902	981,239
Accrued crew expenses	401,870	731,497
Accrued interest	1,397,587	4,004,609
Accrued board of directors fees	—	212,500
Accrued management, commercial and administrative fees, (Note 3)	162,000	6,532
Total	9,371,625	15,861,159

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Board of directors’ fees	—	212,500	—	419,758
Travel and accommodation	—	43,306	1,166	148,213
Legal and professional fees	7,067	587,567	23,009	796,354
Vessel naming ceremony expenses	132	—	199,846	—
Commercial management fees (Note 3)	417,000	450,000	838,500	1,346,500
Administrative fees (Note 3)	—	447,532	—	682,732
Managers liability insurance	—	209,584	—	209,584
Foreign exchange differences	20,694	(96,541)	34,706	(22,058)
Other expenses	(9,180)	109,935	—	272,955
Total	435,713	1,963,883	1,097,227	3,854,038
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8. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the derivative assets is as follows:

	December 31, 2013	September 30, 2014
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	799,926	1,231,582
Total	799,926	1,231,582
Derivative financial instruments, non–current asset	799,926	1,231,582
Total	799,926	1,231,582

The fair value of the derivative liabilities is as follows:

	December 31, 2013	September 30, 2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	2,816,370	—
Financial liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	2,042,453	2,556,413
Total	4,858,823	2,556,413
Derivative financial instruments, current liability	4,233,398	2,556,413
Derivative financial instruments, non – current liability	625,425	—
Total	4,858,823	2,556,413

Interest rate swap agreements

The Partnership enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of its exposure to fluctuations in prevailing market interest rates. Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	September 30, 2014
GAS-five Ltd. (1)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235,293	—
GAS-five Ltd. (2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794,117	—
						131,029,410	—

(1) The Partnership terminated the swap agreement on May 8, 2014 by paying its fair value on that date being $1,501,399 plus accrued interest of $198,604 from the IPO proceeds. The cumulative loss of $1,112,891 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid in the nine month period ended September 30, 2014 (three month period ended September 30, 2014: nil).

(2) The Partnership decreased the notional amount of the swap agreement by $21,935,119 on May 8, 2014 by paying the fair value of the reduced amount on that date being $512,302 plus accrued interest of $72,594. The cumulative loss of $356,204 from the period that hedging was effective was recycled to the profit or loss in the nine month period ended September 30, 2014 (three month period ended September 30, 2014: nil). Subsequently, the hedge accounting for the remaining portion was discontinued.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013 until May 8, 2014.

For the nine month period ended September 30, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $309,593 (three month period ended September 30, 2014: nil) has been recognized in other comprehensive income (September 30, 2013: loss of $401,066 and gain of $3,140,559 for the three and nine month period, respectively).

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Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	September 30, 2014
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234,360	84,218,736
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234,360	84,218,736
GAS-five Ltd. (2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	48,225,101
						180,468,720	216,662,573

(1) In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and nine months ended September 30, 2014 was $385,901 and $771,333, respectively (for the three and nine months ended September 30, 2013 was $195,910 and $459,054, respectively).

(2) In 2014, hedge accounting for this interest rate swap was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedge was effective, that was recycled to profit or loss for the three and nine months ended September 30, 2014 was $54,779 and $80,295, respectively.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and nine months ended September 30, 2014 amounted to a gain of $1,540,257 and $1,029,988, respectively (for the three and nine months ended September 30, 2013 amounted to a loss of $672,596 and a gain of $3,075,232, respectively), which was recognized against earnings in the period incurred and is included in Gain/(loss) on interest rate swaps.

Fair value measurements

The fair value of the interest rate swaps at the end of the reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of the reporting period and the credit risk inherent in the contract. The Partnership uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Partnership’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7, Financial Instruments Disclosure. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial Instruments: Disclosures, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

9. Financial costs and gain/loss on interest rate swaps

An analysis of financial costs and gain/loss on interest rate swaps is as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Amortization of deferred loan issuance costs	557,118	615,611	1,152,940	5,076,858
Interest expense on loans and realized loss on cash flow hedges	3,471,599	3,724,983	6,972,521	11,044,868
Other financial costs including bank commissions	15,580	52,923	34,783	128,729
Total financial costs	4,044,297	4,393,517	8,160,244	16,250,455

Realized loss on interest rate swaps held for trading	573,458	756,761	1,328,171	1,982,287
Unrealized loss/(gain) on interest rate swaps held for trading (Note 8)	672,596	(1,540,257)	(3,075,232)	(1,029,988)
Recycled loss of cash flow hedges reclassified to profit or loss (Note 8)	195,910	440,680	459,054	2,320,723
Ineffective portion on cash flow hedges	—	—	(16,742)	—
Total loss/(gain) on interest rate swaps	1,441,964	(342,816)	(1,304,749)	3,273,022
F-14

10. Partners’ Equity

As described in Note 1, on May 12, 2014, the Partnership completed its IPO and issued (1) 162,358 common units, 9,822,358 subordinated units and all of the incentive distribution rights to GasLog, (2) 400,913 general partner units to the general partner and (3) 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters) at a price of $21.00 per unit. The net proceeds from the IPO amounted to $186,030,150 after deducting underwriting discount and underwriters’ expenses of $13,729,850 and the equity offering expenses of $3,100,000.

In addition, on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were approximately $133,100,000. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. The net proceeds from the issuance of the general partner units were $2,846,947.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by the general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the outstanding common units voting as a single class.

In voting their common units and subordinated units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership will hold a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner will initially retain the right to appoint three of the directors. At the 2015 annual meeting, which will be the first annual meeting after the IPO, the common unitholders will elect two of the directors. The two directors elected by the common unitholders at the 2015 annual meeting will be divided into classes to be elected by the common unitholders annually on a staggered basis. Subordinated units will not be voted in the election of the two directors.

General Partner Interest

The partnership agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner’s 2.0% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the IPO. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership’s common units (excluding common units held by the general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such right.

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The following table illustrates the percentage allocation of the additional available cash from operating surplus in respect to such rights:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.375	98.0%	2.0%	0%
First Target Distribution	up to	$0.43125	98.0%	2.0%	0%
	above	$0.43125
Second Target Distribution	up to	$0.46875	85.0%	2.0%	13.0%
	above	$0.46875
Third Target Distribution	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above	$0.5625	50.0%	2.0%	48.0%

11. Earnings Per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the partnership agreement as generally described in Note 10 above.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted in common units.

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In addition, on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings Per Unit (‘EPU’) is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014

Profit for the period	7,111,775	13,625,943	17,719,984	28,022,593
Less:
Profit attributable to GasLog’s operations*	(7,111,775)	(4,050,883)	(17,719,984)	(14,624,569)
Partnership’s profit	—	9,575,060	—	13,398,024
Partnership’s profit attributable to:
Common unitholders	—	5,566,215	—	7,590,014
Subordinated unitholders	—	3,817,343	—	5,540,049
General partner	—	191,502	—	267,961
Weighted average units outstanding (basic and diluted)
Common units	—	9,871,271	—	9,854,273
Subordinated units	—	9,822,358	—	9,822,358
General partner units	—	401,911	—	401,564
Earnings per unit (basic and diluted)
Common unitholders	—	0.56	—	0.77
Subordinated unitholders	—	0.39	—	0.56
General partner	—	0.48	—	0.67

* Represents profits of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014 and the profits of Gas-sixteen Ltd. and Gas-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these profits are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control (Note 1) the unitholders were not legally entitled to such profits.

12. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2014 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2014
Not later than one year	131,701,461
Later than one year and not later than three years	261,662,439
Later than three years and not later than five years	164,448,068
More than five years	13,281,500
Total	571,093,468
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Following the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth, the Partnership, through its subsidiaries GAS-sixteen Ltd. and GAS-seventeen Ltd., is counter guarantor for the acquisition from BG Group of the 2/6 of depot spares with an aggregate value of $6,000,000. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined and consolidated financial statements.

13. Subsequent Events

On October 29, 2014, the Board of Directors of GasLog Partners declared a quarterly cash distribution, with respect to the quarter ended September 30, 2014, of $0.375 per unit that is payable on November 14, 2014 to all unitholders of record as of November 10, 2014.

F-17